Exhibit 99.1

Mathieu Simon, M.D. Cellectis’ EVP & Chief Operating Officer, to Serve as Interim Chief Medical Officer

NEW YORK--(BUSINESS WIRE)--October 4, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS - Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), announced today that Mathieu Simon M.D. will act as Interim Chief Medical Officer, effective immediately. Dr. Simon is taking over the responsibilities of Loan Hoang-Sayag, Chief Medical Officer, who is leaving Cellectis to pursue other opportunities.

Dr. Mathieu Simon has served as Cellectis’ Executive Vice-President since 2012 and as Chief Operating Officer since 2013. Dr. Simon was Chief Executive Officer of former subsidiary Cellectis therapeutics and has been instrumental in the strategic and operational management of all therapeutic activities.

About Cellectis

Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.

Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.

Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risks factors that may affect company business and financial performance, is included in filings Cellectis makes with the Security Exchange Commission from time to time and its financial reports. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
Cellectis
Media:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com